UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2018

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Launches Industry’s First LPWA Cellular Router for Commercial and Enterprise IoT Applications

AirLink® LX60 delivers LTE (Cat-4), LTE-M (Cat-M1) and NB-IoT (Cat-NB1) secure, managed connectivity for IoT applications, including building automation, digital signage, taxis, ATMs, kiosks and point-of-sale terminals

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 15, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the AirLink® LX60, the industry's first cloud-managed Low Power Wide Area (LPWA) cellular router for the IoT. The LX60, with LTE and LTE-M/NB-IoT variants, extends the AirLink Networking Solutions portfolio into new applications, including building automation, digital signage, taxis, ATMs, kiosks and point-of-sale terminals for both primary and backup connectivity.

Today’s global businesses are rapidly undergoing a digital transformation by connecting their equipment, offices and stores to deliver service-oriented business models that increase efficiency, revenue and customer satisfaction. The AirLink LX60 is purpose-built to enable this transformation, providing LTE connectivity out of the box, combined with trusted AirLink networking, routing and security. Sierra Wireless also provides a complete portfolio of AirLink Network Management tools, available in the cloud or on premises, for remote monitoring, configuration and control of all connected AirLink routers and gateways. With the LX60, businesses can rapidly and confidently deploy high-volume IoT applications that easily scale from tens to tens of thousands of networking devices.

AirLink LX60 also enables IoT edge programmability, supporting the field-proven ALEOS Application Framework for embedded applications, as well as tightly integrated cloud services and APIs. These features, combined with LTE-M/NB-IoT connectivity and a rich set of I/O options for data acquisition and sensor aggregation, enable critical data to be processed at the edge to drive application insight and create event-driven situational awareness, while optimizing data transmission. LTE-M/NB-IoT support also provides 5 to 10X enhanced coverage in remote locations or buildings, while reducing ongoing airtime costs by up to 60 percent.

“With more than three million routers and gateways deployed, Sierra Wireless is a trusted partner for thousands of customers who rely on AirLink Networking Solutions to provide secure managed connectivity for mission-critical applications in some of the harshest operating conditions on the planet,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions, Sierra Wireless. “The new LX60 provides the same connectivity experience and flexibility as our rugged performance portfolio, but in a new package optimized to meet commercial and enterprise IoT application requirements.”

The AirLink LX60 is part of Sierra Wireless’ new AirLink Essential series of routers and gateways. It is available in two variants: LTE-M/NB-IoT (up to 300 kbps downlink) for enhanced coverage and LTE Cat-4 (up to 150Mbps downlink) for higher throughput. It features dual Gigabit Ethernet ports, LAN/WAN switchable to support primary and backup connectivity configurations, as well as RS-232, RS-485 and I/O ports, making it easy to connect existing machines without the need for added adapters and converters. The LTE Cat-4 variant is available with optional Wi-Fi and GNSS capabilities, making it ideal for connecting retail and commercial fleet applications.

“Our customers expect Wi-Fi service wherever they are—whether it’s in retail locations or taxis,” said Brian Anderson, VP Products at Colony Networks, a cloud-based provider of Wi-Fi solutions. “The LX60 with Wi-Fi and GNSS offers easy-to-deploy, secure, reliable cellular backhauled Wi-Fi in virtually any location. The device management and reporting capabilities from the AirLink Network Management systems integrate with our Wi-Fi policy management and analytics portal, providing customers control with actionable insights for the business.”

Pricing & Availability

AirLink LX60 models are priced at $449 for LTE-M/NB-IoT, $499 for LTE Cat-4 and $569 for LTE Cat-4 with Wi-Fi and GNSS. LX60 LTE Cat-4 variants are sampling now with commercial availability beginning in April 2018. LX60 LTE-M/NB-IoT samples will be available in May 2018. AirLink Networking Solutions are sold through Sierra Wireless’ authorized channel partners worldwide.

For more information, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit https://www.sierrawireless.com/sales.

Webinar

Sierra Wireless will host a webinar about the AirLink LX60 on March 6, 2018, at 8:00AM PST. To register, visit: https://cc.callinfo.com/r/1eoqopnbaf6fl&eom.

Events

Sierra Wireless will showcase the AirLink LX60 at Mobile World Congress 2018 in Barcelona Spain, Feb 26-Mar 1, 2018. Visit stand #4A30 in the GSMA Innovation City, located in Hall 4, to see Sierra Wireless’ latest products and solutions.

AirLink and LPWA Resources

  AirLink LX60 – Cloud-managed Low Power Wide Area (LPWA) cellular router for the IoT
  AirLink Routers and Gateways – Cellular LTE solutions to securely connect workforces, equipment, and services
  AirLink Network Management Solutions – Cloud and on-premises networking and device management tools
  AirLink Connection Manager – Scalable VPN appliance for AirLink Routers and Gateways
  AirLink Antennas – Best-in-class, end-to-end connectivity solutions for fixed and mobile applications
  Sierra Wireless Solutions for the Connected Enterprise
  Infographic: What is LPWA?
  Webinar: Designing Low-Power Applications for LTE-M and NB-IoT LPWA Networks
  White papers: Evaluation of LTE-M Towards 5G IoT Requirements, LPWA Technologies: Separating Fact from Fiction

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media:
Kim Homeniuk, +1 (604) 233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 15, 2018